FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of March, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F  X      Form 40-F
                                   -----              -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                                 Yes         No  X
                                     -----     -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

A press release on the annual operating results for the year 2004 by Huaneng Power International, Inc. in English on March 15, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                              --------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:     March 15, 2005

                              [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                  Announces Annual Operating Results for 2004

                   Net Profit amounted to RMB 5.324 billion

(Beijing, China, March 15, 2005) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today announced its audited operating results under International Financial Reporting Standards for the year ended December 31, 2004. The Company's net operating revenues for 2004 amounted to RMB30.118 billion (approximately US$3.639 billion based on the exchange rate of US$1 to RMB8.2765 on December 31, 2004), a 28.78% increase over 2003. Net profit was RMB5.324 billion (approximately US$643 million), a 1.96% decrease over 2003. Basic earnings per share was RMB0.44 (approximately US$0.05). Basic earnings per American Depository Share (ADS) was RMB17.60 (approximately US$2.13). In view of the difficult situations of the coal supply market in 2004, the Board of Directors of the Company was satisfied with the operating results of last year.

The Board of Directors proposed to declare cash dividend of RMB0.25 per share to all shareholders in 2004.

The main reason for the decline of the Company's net profit in 2004 was due to the sharp increase of operation costs of the Company and its subsidiaries. Although the increase in power generation and rise in tariffs had resulted in a significant increase in the Company's net operating revenues in 2004, and newly acquired plants (Xindian Power Plant and Yushe Power Plant acquired in October 2003; and five power plants including Yingkou Power Plant, Jinggangshan Power Plant, Yueyang Power Plant, Luohuang Power Plant and Hanfeng Power Plant acquired in July 2004) had brought considerable profits to the Company, these could not completely offset the increase in power generation costs caused by escalating coal prices and its impact to profits. Therefore, total net profit of the Company and its subsidiaries has dropped when compared to RMB 5.430 billion in 2003.

In 2004, the operating power plants of the Company and its subsidiaries achieved power generation totaling 114.28 billion kWh on a consolidated basis, representing an increase of 25.7% over the same period of the previous year. The average availability factor of the power plants of the Company was 93.84%, with an average capacity factor of 72.92% while weighted average coal consumption rates for power sold and power generated were 337.49 gram/kWh and
319.27 gram/kWh respectively. The weighted average house consumption rate was 5.64%. The Company's technical and economic indices remained at the forefront among power companies in the PRC.

During 2004, the nationwide short supply of coal, rising coal prices and declining coal quality caused great impact on the production and operation of the Company. Although there is a relatively significant increase in power generation when compared to the same period in 2003 and the Company has adopted various measures to control costs, the Company still could not offset the increase in power generation costs caused by escalating coal prices. Unit fuel cost of the Company increased 32.97% when compared to the same period of the previous year.

On power asset acquisition, during 2004 the Company has completed the largest acquisition since its establishment. The Company acquired the equity interests in five power plants including Jinggangshan Power Plant, Hanfeng Power Plant, Yingkou Power Plant, Luohuang Power Plant and Yueyang Power Plant. Power generation capacity on an equity basis increased by 3,096MW and generation capacity under construction on an equity basis increased by 1,050MW. The Company also acquired 60% equity interest in Sichuan Hydro Power and 65% equity interest in Pingliang Power Plant from the China Huaneng Group Corporation. The acquisitions were effective in January 2005, thereby increasing the power generation capacity of the Company on an equity basis by 1,146MW and the generation capacity under construction of the Company on an equity basis by 389MW. Owing to the current strong growth of demand for electricity in the PRC and shortage of coal, both the acquisition of hydropower assets for improving the energy structure of power generation and the acquisition of mine-mouth power plant (such as Pingliang Power Plant) for lowering fuel costs are instrumental in enhancing the profitability of the Company and effectively controlling fuel costs.

In 2004, the Company is making good and smooth progress on the preliminary work of its power plant construction and planned projects. Owing to the Company's careful organisation and various parties' efforts, generating units 3 and 4 of Yushe Power Plant commenced commercial operation in October and November 2004 respectively whereas generating units 1 and 2 of Qinbei Power Plant also commenced commercial operation in November and December respectively. Moreover, generating unit 3 and unit 4 of Huaiyin Power Plant Phase II project commenced commercial operation in January and March 2005. Construction works for one 600MW generating unit at Shantou Power Plant Phase II, two 300MW generating units at Yueyang Power Plant Phase II, two 600MW generating units at Taicang Phase II, two 600MW generating units at Luohuang Phase III and two 1,000MW generating units at Yuhuan Phase I has been carried out smoothly, with works quality and investment costs under effective control and works being carried out on schedule.

Year 2005 is a year full of challenges and opportunities. On the one hand, driven by the continued rapid development of the national economy, continued growth in power demand will provide opportunities to the Company for stable power generation. On the other hand, coal will continue to be in short supply in 2005. However, the Company has full confidence and strength to seize opportunities and overcome challenges, and will endeavor to fulfill the following work objectives in 2005:



1. To enhance production safety and to ensure stable and safe power generation;

2. To strengthen coal purchase management and ensure a safe, stable and effective supply of coal;

3. To strengthen marketing and cost controls so as to increase income and decrease expenses, thus enhancing economic returns;

4. To strengthen management of projects under construction so as to achieve high quality, speedy completion, low costs and on-time commencement of operation;

5. To enhance strategic planning to ensure a long-term, stable and healthy development of the Company.

The Company develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 21,418MW on an equity basis. The Company wholly owns 16 operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, the Company is one of the largest independent power producers in China.


                                    ~ End ~



Attached are the consolidated financial information of the Company and its subsidiaries as at and for the year ended December 31, 2004 (prepared under International Financial Reporting Standards).

For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel:(852) 2520 2201
Fax:(852) 2520 2241

HUANENG POWER INTERNATIONAL, INC.
BALANCE SHEET
AS OF 31ST DECEMBER, 2004
(Amounts expressed in thousands)


                                           The Company and its subsidiaries           The Company
                                         -------------------------------------- --------------------------------------
                                                 As of 31st December,                   As of 31st December,
                                         -------------------------------------- --------------------------------------
                                            2004                      2003         2004                      2003
                                         -----------------------------------------------------------------------------
ASSETS                                     (Rmb)         (US$)        (Rmb)        (Rmb)        (US$)        (Rmb)


Non-current assets
Property, plant and equipment, net       57,780,410     6,981,261   42,658,365   36,861,955    4,453,810   34,290,511
Investment in associates                  4,328,307       522,963    2,766,031    4,309,319      520,669    2,766,031
Investment in subsidiaries                        -             -            -    5,835,204      705,033    2,445,550
Available-for-sale investments              254,990        30,809      254,990      254,990       30,809      254,990
Land use rights                           1,546,026       186,797      831,026    1,091,128      131,834      763,483
Other non-current assets                    225,890        27,293      206,833      115,060       13,902      108,046
Deferred income tax assets                   97,539        11,785       21,311       12,536        1,515       13,239
Goodwill                                    376,726        45,518      298,876      108,938       13,162      107,231
Less: Negative goodwill                  (1,483,670)     (179,263)  (1,730,949)  (1,483,670)    (179,263)  (1,730,949)
                                         -----------  ------------ ------------ ------------  ----------- ------------
Total non-current assets                 63,126,218     7,627,163   45,306,483   47,105,460    5,691,471   39,018,132
                                         -----------  ------------ ------------ ------------  ----------- ------------

Current assets
Inventories, net                          1,431,404       172,948      800,281      822,344       99,359      624,762
Other receivables and assets, net           723,316        87,394      259,421      327,865       39,614      611,444
Accounts receivable                       4,973,103       600,870    2,804,026    3,090,071      373,355    2,341,204
Due from subsidiaries                             -             -            -       20,256        2,447        3,437
Due from other related parties               14,970         1,809        5,862       14,970        1,809        5,862
Restricted cash                             202,688        24,490      159,961      157,691       19,053      158,621
Temporary cash investments                   12,641         1,527      144,996       12,641        1,527       69,660
Cash and cash equivalents                 2,295,531       277,355    4,128,648    1,211,178      146,339    3,291,923
                                         -----------  ------------ ------------ ------------  ----------- ------------
Total current assets                      9,653,653     1,166,393    8,303,195    5,657,016      683,503    7,106,913
                                         -----------  ------------ ------------ ------------  ----------- ------------
Total assets                             72,779,871     8,793,556   53,609,678   52,762,476    6,374,974   46,125,045
                                         ===========  ============ ============ ============  =========== ============

EQUITY AND LIABILITIES

Shareholders equity
   8,500,000,000 (2003: 4,250,000,000)
     Domestic Shares, par value Rmb
     1.00 each, in form of legal
     person shares                        8,500,000     1,027,004    4,250,000    8,500,000    1,027,004    4,250,000
   500,000,000 (2003: 250,000,000) A
     shares, par value Rmb 1.00 each        500,000        60,412      250,000      500,000       60,412      250,000
   3,055,383,440 (2003: 1,527,671,200)
     Overseas Listed Foreign Shares,
     par value Rmb 1.00 each              3,055,383       369,164    1,527,671    3,055,383      369,164    1,527,671
   Additional paid-in capital             8,972,184     1,084,055   10,780,133    8,972,184    1,084,055   10,780,133
   Dedicated capital                      4,065,970       491,267    4,328,423    4,065,970      491,267    4,328,423
   Equity component of convertible
     notes                                        -             -          255            -            -          255
   Retained earnings
      Proposed dividend                   3,013,846       364,145    3,013,836    3,013,846      364,145    3,013,836
      Others                              8,158,136       985,699    9,805,037    8,158,136      985,699    9,805,037
                                         -----------  ------------ ------------ ------------  ----------- ------------
Total shareholders equity                36,265,519     4,381,746   33,955,355   36,265,519    4,381,746   33,955,355
                                         -----------  ------------ ------------ ------------  ----------- ------------
Minority interests                        3,266,393       394,659    1,155,197            -            -            -
                                         -----------  ------------ ------------ ------------  ----------- ------------

Non-current liabilities
Long-term loans from shareholders,
    unsecured                               800,000        96,659            -            -            -            -
Long-term bank loans, unsecured          14,854,471     1,794,777    8,305,320    6,485,209      783,569    5,317,804
Other long-term loans, unsecured            300,818        36,346      848,284            -            -      575,000
Deferred income tax liabilities             546,717        66,057      103,114       15,306        1,849       14,028
Other non-current liability                  13,000         1,571            -            -            -            -
                                         -----------  ------------ ------------ ------------  ----------- ------------
Total non-current liabilities            16,515,006     1,995,410    9,256,718    6,500,515      785,418    5,906,832
                                         -----------  ------------ ------------ ------------  ----------- ------------

Current liabilities
Accounts payable and other liabilities    4,551,158       549,887    3,342,517    2,844,987      343,742    2,906,516
Dividends payable to shareholders of
the Company                                   8,250           997            -        8,250          997            -
Taxes payable                               999,792       120,799      917,362      547,545       66,157      601,337
Due to HIPDC                              1,258,799       152,093       87,508    1,258,518      152,059       87,508
Due to other related parties                 13,426         1,622       27,338        6,645          803       24,387
Staff welfare and bonus payables            259,291        31,329      220,896      175,355       21,187      212,875
Short-term loans, unsecured               8,099,000       978,554    1,600,000    4,330,000      523,168      280,000
Current portion of long-term loans
    from shareholders, unsecured                  -             -      420,380            -            -      388,875
Current portion of long-term bank
loans, unsecured                          1,257,476       151,933    2,409,240      825,142       99,697    1,756,074
Current portion of other long-term
  loans, unsecured                          285,761        34,527      211,881            -            -            -
Liability component of convertible notes
                                                  -             -          935            -            -          935
Other financial liabilities
                                                  -             -        4,351            -            -        4,351
                                         -----------  ------------ ------------ ------------  ----------- ------------
Total current liabilities                16,732,953     2,021,741    9,242,408    9,996,442    1,207,810    6,262,858
                                         -----------  ------------ ------------ ------------  ----------- ------------
Total equity and liabilities             72,779,871     8,793,556   53,609,678   52,762,476    6,374,974   46,125,045
                                         ===========  ============ ============ ============  =========== ============


For the convenience of the reader, translation of amounts from Renminbi (Rmb) into United States dollars (US$) has been made at the rate of US$1.00=Rmb8.2765 announced by the People's Bank of China as of 31st December, 2004. No representation is made that Renminbi amounts could have been, or could be, converted into United States dollars at that rate as of 31st
December 2004. or at any other certain rate.


HUANENG POWER INTERNATIONAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED 31ST DECEMBER, 2004

(Amounts expressed in thousands, except per share data)



                                                 The Company and its subsidiaries
                                           -------------------------------------------------------------
                                                For the Year ended 31st December,
                                           -------------------------------------------------------------
                                               2004                           2003            2002
                                           ------------------------------ --------------  --------------
                                               (Rmb)           (US$)          (Rmb)           (Rmb)
  Operating revenue, net                      30,118,278       3,639,011     23,388,237      18,474,469
                                           --------------  -------------- --------------  --------------
  Operating expenses
  Fuel                                       (15,068,188)     (1,820,599)    (9,025,013)     (6,916,038)
  Maintenance                                   (807,689)        (97,588)      (921,561)       (607,951)
  Depreciation                                (4,706,992)       (568,718)    (4,117,478)     (3,533,609)
  Labor                                       (1,877,264)       (226,819)    (1,439,673)     (1,035,740)
  Service fees to HIPDC                         (133,609)        (16,143)      (214,723)       (263,716)
  Others                                        (606,346)        (73,261)      (596,627)       (539,401)
                                           --------------  -------------- --------------  --------------
     Total operating expenses                (23,200,088)     (2,803,128)   (16,315,075)    (12,896,455)
                                           --------------  -------------- --------------  --------------
  Profit from operations                       6,918,190         835,883      7,073,162       5,578,014
                                           --------------  -------------- --------------  --------------
  Interest income                                43,092           5,207         53,044          83,015
  Interest expense                             (663,424)        (80,158)      (569,148)       (561,875)
  Bank charges and exchange losses, net        (119,452)        (14,433)       (28,181)        (31,405)
                                           --------------  -------------- --------------  --------------
  Total financial expenses                     (739,784)        (89,384)      (544,285)       (510,265)
                                           --------------  -------------- --------------  --------------
  Share of profit of associates                 377,565          45,619        212,091         (11,145)
Investment income                                22,542           2,724              -               -
  (Loss) / Gain from disposal of
  investments                                    (1,988)           (240)        10,705           1,288
  Other income, net                              18,666           2,255         12,070               -
                                           --------------  -------------- --------------  --------------
  Profit before tax                           6,595,191         796,857      6,763,743       5,057,892
  Income tax expense                         (1,014,262)       (122,547)    (1,149,441)       (980,854)
                                           --------------  -------------- --------------  --------------
  Profit before minority interests            5,580,929         674,310      5,614,302       4,077,038
  Minority interests                           (257,053)        (31,058)      (183,894)       (156,034)
                                           --------------  -------------- --------------  --------------
  Net profit attributable to shareholders     5,323,876         643,252      5,430,408       3,921,004
                                           ==============  ============== ==============  ==============
  Dividends paid and proposed                 6,019,432         727,292      5,063,244       3,849,408
                                           ==============  ============== ==============  ==============
   Proposed dividend                          3,013,846         364,145      3,013,836       2,049,408
                                           ==============  ============== ==============  ==============
   Proposed dividend per share                     0.25            0.03           0.25            0.17
                                           ==============  ============== ==============  ==============
   Basic earnings per share                        0.44            0.05           0.45            0.33
                                           ==============  ============== ==============  ==============
   Diluted earnings per share                      0.44            0.05           0.45            0.33
                                           ==============  ============== ==============  ==============


For the convenience of the reader, translation of amounts from Renminbi (Rmb) into United States dollars (US$) has been made at the rate of US$1.00=Rmb8.2765 announced by the People's Bank of China as of 31st December, 2004. No representation is made that Renminbi amounts could have been, or could be, converted into United States dollars at that rate as of 31st December 2004, or at any other certain rate.